February 6, 2019

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

       Re: Pinduoduo Inc.
           Registration Statement on Form F-1
           Filed February 5, 2019
           File No. 333-229523

Dear Mr. Huang:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed February 5, 2019

Limitations on Obligations and Liability, page 181

1. We note that your disclosure in this section appears to conflict. Specifically, on page 182 you state that the jury trial waiver provision in the deposit agreement "does not apply to claims against us made under the federal securities laws." Yet the disclosure under "Jury
       Trial Waiver" on the same page states that "[t]he deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws" (emphasis added). Please
 Zheng Huang
Pinduoduo Inc.
February 6, 2019
Page 2
      revise your disclosure to clearly state whether the jury trial waiver provision applies to claims under the U.S. federal securities laws. If the jury trial waiver provision does apply to claims under the U.S. federal securities laws, disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived your or the depositary's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, provide risk factor disclosure related to the arbitration and jury trial waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other
      imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3720 with any questions.



                                                             Sincerely,
FirstName LastNameZheng Huang
                                                             Division of
Corporation Finance
Comapany NamePinduoduo Inc.
                                                             Office of Consumer
Products
February 6, 2019 Page 2
cc:       Z. Julie Gao
FirstName LastName